Exhibit 99.1

Renren Announces Posting of Q&A Regarding Proposed Spin-off

BEIJING, China—December 23, 2016—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced that it has posted a Q&A on its website to respond to some of the questions that it has received about its proposed spin-off. This Q&A may be accessed at the investor relations section of the Company's website at http://ir.renren-inc.com.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 238 million activated users as of September 30, 2016. “Woxiu,” which translates into “a show of your own,” is a virtual stage where musicians and performers can live-stream performances to viewers. Woxiu.com had approximately 34 million activated users as of September 30, 2016. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com